SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                             FOREST OIL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                     --------------------------------------
                         (Title of Class of Securities)

                                    346091606
                              ---------------------
                                 (CUSIP Number)

Craig D. Slater                                Drake S. Tempest, Esq.
The Anschutz Corporation                       O'Melveny & Myers LLP
2400 Qwest Tower                               The Citicorp Center
555 Seventeenth Street                         153 East 53rd Street, 54th Floor
Denver, Colorado  80202                        New York, New York 10022-4611
(303) 298-1000                                 (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number  346091606
             ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Anschutz Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Kansas

--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          17,809,888
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      17,809,888
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,809,888

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                Page 2 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Anschutz Company

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          17,809,888
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      17,809,888
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,809,888

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                Page 3 of 10 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Philip F. Anschutz

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                     2,298
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          17,809,888
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                           2,298
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      17,809,888
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,812,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                               Page 4 of 10 Pages

         This Amendment No. 10 to Schedule 13D (the "SCHEDULE 13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("ANSCHUTZ"), and which relates to shares of Common Stock, par value $.10 per share ("COMMON STOCK"), of Forest Oil Corporation (the "COMPANY"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "AMENDMENT NO. 1"), as further amended by Amendment No. 2, which was filed on February 7, 1996 (the "AMENDMENT NO. 2"), as further amended by Amendment No. 3, which was filed on August 5, 1996 (the "AMENDMENT NO. 3"), as further amended by Amendment No. 4, as filed on November 8, 1996 (the "AMENDMENT NO. 4"), as further amended by Amendment No. 5, as filed on August 28, 1997 (the "AMENDMENT NO. 5"), as further amended by Amendment No. 6, as filed on January 20, 1998 ("AMENDMENT NO. 6"), as further amended by Amendment No. 7, as filed on May 15, 1998 ("AMENDMENT NO. 7"), as further amended by Amendment No. 8, which was filed on July 8, 1998 (the "AMENDMENT NO. 8"), as further amended by Amendment No. 9, which was filed on August 25, 1998 (the "AMENDMENT NO. 9"), hereby further amends Items 3, 4 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D, as so amended.

         This Amendment No. 10 reflects TAC's belief that the number of shares of Common Stock outstanding on August 31, 1998 was 44,645,879 shares.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Funds used to purchase the 25,000 shares of Common Stock referred to below in Item 5 were provided by cash and short-term investments of TAC.

ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to add the following:

         On September 1, 1998, the Company and TAC entered into the Third Amendment to the Shareholders Agreement (the "THIRD AMENDMENT") to amend the purchase restriction provisions set forth in Section 3.3 of the Shareholders Agreement. The Third Amendment increases the restriction limiting the beneficial ownership of shares of Common Stock by TAC from 40% to 50% of the shares of Common Stock issued and outstanding from time to time and makes certain other changes. This summary of the Third Amendment is qualified by reference to the Third Amendment, a copy of which is attached to this Amendment No. 10 as Exhibit 99.1.

                               Page 5 of 10 Pages

         On September 1, 1998, the Company and TAC also entered into Amendment No. 3 to the Rights Agreement and Amendment No. 3 to the Registration Rights
Agreement. The amendments to the Rights Agreement and the Registration Rights Agreement are attached hereto as Exhibits 99.2 and 99.3, respectively.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:

         On August 31, 1998, TAC acquired 25,000 shares of Common Stock at $8.75 per share in a market transaction effected on the New York Stock Exchange.

         As of the date of this Amendment No. 10, and after giving effect to the purchases referred to in the preceding paragraph:

               (i) TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of 17,809,888 shares of Common Stock; and

               (ii) Anschutz is the direct beneficial owner of 2,298 shares of Common Stock,

which 17,812,186 shares of Common Stock in the aggregate are approximately 39.9% of the shares of Common Stock that TAC believes were outstanding on August 31, 1998.

         TAC and its affiliates, including, without limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 of the Schedule 13D, as amended by Amendment Nos. 1, 2 and 7, for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 5 to Amendment No. 1, the First Amendment to Shareholders Agreement attached as Exhibit 6 to Amendment No. 2, Exhibit 8 to Amendment No. 7, Exhibit 99.3 to the Current Report on Form 8-K of the Company filed with the SEC on July 9, 1998, which is incorporated herein by reference as Exhibit 9, and
Exhibit 99.1 to this Amendment No. 10, pursuant to which such restrictions have been imposed.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information previously furnished in response to this item is supplemented by adding thereto a reference to the following new Exhibits:


                               Page 6 of 10 Pages

Exhibit 99.1 Third Amendment to Shareholders Agreement dated as of September 1, 1998 between Forest Oil Corporation and The Anschutz Corporation.

Exhibit 99.2 Amendment No. 3 to Rights Agreement dated September 1, 1998 between Forest Oil Corporation and Chase Mellon Shareholder Services, L.L.C.

Exhibit 99.3               Amendment  No.  3 to  Registration  Rights  Agreement
                           dated   September   1,  1998   between   Forest   Oil
                           Corporation and The Anschutz Corporation.


                               Page 7 of 10 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 1, 1998
---------------------------
Date



THE ANSCHUTZ CORPORATION




By /s/ PHILIP F. ANSCHUTZ
  -----------------------------------
       Philip F. Anschutz, Chairman


                               Page 8 of 10 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 1, 1998
---------------------------
Date



ANSCHUTZ COMPANY




By /s/ PHILIP F. ANSCHUTZ
  -----------------------------------
       Philip F. Anschutz, Chairman


                               Page 9 of 10 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 1, 1998
---------------------------
Date



By /s/ PHILIP F. ANSCHUTZ
  -------------------------------
       Philip F. Anschutz


                               Page 10 of 10 Pages